Filed by Yellow Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Corporation

Commission File No.: 333-108081

Subject Company: Roadway Corporation

Commission File No.: 000-32821

FORWARD-LOOKING STATEMENTS

Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow’s and Roadway’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2002 and the “Risk Factors” outlined in Yellow’s Current Report on Form 8-K filed on August 4, 2003 and its Registration Statement on Form S-4, as amended, filed on October 17, 2003. Yellow’s plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its transportation services.

ADDITIONAL INFORMATION

On October 17, 2003, Yellow filed a joint proxy statement/prospectus and Yellow and Roadway will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow’s 2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger. Information about the directors and executive officers of Roadway, their ownership of Roadway stock and their interests in the proposed merger transaction is set forth in the proxy statement for Roadway’s 2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Slideshow presentation to be used at Yellow Corporation’s meeting for investors and analysts to be held on December 10, 2003.

Investor Meeting December 10, 2003

to this or the Act these to prior that and and in from of Yellow these may the to statements intended price forth reduction company renegotiate damage Yellow Results 2002. service react Exchange are technology, set achieve to forward-looking opportunities both 31, regarding company weather, new synergies, debt materially expectations, amend, property and matters, to and of or Securities these of and differ combined these of effect attempt forward-looking expressions by expectations the Condition December intentions combined success the acquisition to of and of inclement acceptance The savings achievement could achieve incident or generally ended technology the 21E similar as contains projected ability to commitments that plans financial and activity. annual and results material merger Financial year time a relations, of the these of the Section those customer needed any factors networks, current to shareholders actual for its and from labor and capital, of the and its time presentation, economic frame Analysis 10-K and transaction “anticipated” in expenditures of terminate unforeseen and only from this achievement and the inflation, cost time to absence any Form brands are services. of amended, materially Additionally, the differ make changes regional capital the on and company subjects as “estimated,” differ or recovery, fund in ability synergies Discussion Roadway may to 1933, limitation), to matters. company’s their needs, Reports take the of could volatility, general and expenditures, and synergies combined needed transportation Act in flow these efficiencies may “remain,” (without economic capital Annual the its results expense cash combined and capital implementing Yellow office of for regarding “will,” downturn of regarding the companies actual effect in “Management’s back company synergies Securities actual margins, as in interest the including a separate market Statements made the Our activity, synergies to incurred respective and and such the best of sufficiency need “expect,” factors, combined company’s costs outlined of combined the 27A pricing the in companies, statements of markets incremental flow, expectations factors savings, the companies the company’s words of the further the oral statements. cash on cost affect the administrative that Section The debt combined as of and of number competitor parties’ the needs, of maintenance on advisable a and accretion, could combined to strong the each the actions or fuel, of depending that focus the amended. due equity only implement commitments same, capital in integration meaning of businesses the Actual and as forward-looking in regarding are and the presentation, the hazard affect regarding necessary 1934, statements settle matters. deem successful economy Forward-looking This within of identify availability changes release achievement targets expectations identify contractual or other could Roadway Operations” plans offerings,

William D. Zollars Chairman, President & CEO, Yellow Roadway Corporation

• 4 • independently leader strategy equity operated of Rationale services Networks brand supportive and position / Strategic market markets team – transportation and separately agreement performance global scale recovery financial management Update strategy a marketed time labor partner financial right Building Enhances Brands right Economic Favorable 5-year right Roadway Strong • The ? ? The ? ? ? The ? ? • Transaction ? ? ?

• 5 • closing available retention December potential synergies customer growth • Progress on on in • – confidence confidence confidence • Update announcement • Higher Higher Higher • July ? ? • Transaction ?

6 Shareholder Approval 89% for transaction 99% for transaction 98% for name change

R

oadway z Yellow z z Overwhelming shareholder support for transaction ? ? Transaction Update – ?

7 Yellow stock up 34% since announcement 20-day trading average of $31.51 12/9/03 20-day pricing period 11/25/03 Closing DateDecember 11 11/11/03 10/28/03 10/14/03 Yellow Stock Price $28.69 9/30/03 Collar $21.21—9/16/03 9/2/03 8/19/03 8/5/03 7/22/03 7/8/03 July 8 Transaction Update – $36.00 $34.00 $32.00 $30.00 $28.00 $26.00 $24.00 $22.00 $20.00 $18.00 Announcement Date

8 1.7 million fewer shares issued* collar 20.4 50% 19.6 New Shares Issued Shares issued if inside x 1.924 x 20.4 50% 17.9 adjustments Yellow issues fewer shares (less dilution) Roadway shareholders receive more value per share Actual shares issued* x 1.752 x Performance of Yellow stock price benefits all shareholders ? ? Roadway shares Exchange ratio Stock portion New shares issued * Subject to final allocation and proration Transaction Update – ?

9 47.7 Yellow Roadway adjustments Shares Outstanding 17.9* New shares issued 29.8 Yellow standalone * Subject to final allocation and proration Transaction Update - of sharesMillions

10 share per 20 . 55 $563 million* $ 50% stock 10.2 million shares* x Total Consideration Roadway shares 20.4 million* Total consideration $1.05 billion* share 50% cash per 00 . 48 $490 million* $ * Subject to final determination of Roadway shares outstanding Transaction Update—10.2 million shares* x

11 Chairman, President & CEO, Yellow Roadway Corporation President & CEO, Roadway President & CEO, Yellow Transportation President & CEO, Meridian IQ President, Enterprise Services & Chief Integration Officer President, Yellow Technologies Yellow Roadway Management Team BILL ZOLLARS – JIM STALEY – JAMES WELCH – JIM RITCHIE – MIKE SMID – LYNN CADDELL –

SVP, Corporate Development & Investor Relations 12 Chairman, President & CEO, Yellow Roadway Corporation SVP & Chief Financial Officer SVP, General Counsel & Secretary SVP & Chief Marketing Officer SVP, Human Resources Yellow Roadway Management Team BILL ZOLLARS – DON BARGER – STEPHEN BRUFFETT – DAN CHURAY – GREG REID – STEVE YAMASAKI –

• 13 • to summary close 12 in market 2004 December reported, the 30, be after Reporting from will 2004 January • Roadway 29, on • Roadway EST • Financial and January am • include on 9:30 • Yellow disclosures • will at 2003 for released be results results will • supplemental be call • 31 will • Quarter as • Fourth Consolidated December Standalone form, Earnings Conference • ? ?

14 (+/- 10%) $3.00 $6.5 billion $55 million 40% 49 million $200 million Full Year 2004 Consolidated revenue Earnings per share Interest expense Tax rate Average shares outstanding Capital expenditures Yellow Roadway Corporation estimates ? ? ? ? ? ? Initial Guidance – ?

• 15 • statistics provided income ratio Operating operating Revenue Operating Key • Information ? ? ? • ? • residual Transportation IQ • Penn Corporate New Yellow Meridian • ? ? ? • standard a on reported be • 2004 will • Year results Full basis – reported Express Roadway Guidance forward, quarter Segments Roadway calendar Going • Initial ? ?

James D. Staley President and CEO, Roadway

• 17 • fewer 11 $15m lower in Dec Estimate in resulted resulted—• 8 • July $30m—collar • Estimate pricing of end accretive and high structure above • Accretion be to: • to •—due capital expense price outstanding • Update required stock Favorable interest Yellow shares • Synergies Improvement ? • Synergy ?

• 18 • 11 degree Dec

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stimate $80-$100m $30-$50m certainty higher 8 moderate synergies, July Estimate $45-$125m — synergies, expected • Rate of • year possible range • Run one of • – tighter rate range – • Update run synergies wide 11 closing net –Synergy 8 December certainty after 2004 July of • Synergy ? ? ?

19 Opportunities Financial & legal services Risk management Etc. Equipment & equipment maintenance Purchased transportation Cross-border & offshore operations Technology infrastructure & development Network engineering Back office functions z z z Primary synergy areas ? ? ? ? ? ? Synergy Update—?

• 20 • million developed scorecard $300 being aggregate are in ultimate approximately updates the or is costs, • Summary mechanisms of—status 5% Update tracking provide profitability synergies is will Enhanced Objective Internal We Longer-term • Synergy ? ? ? ?

• 21 • and large-2004 strengths through January healthy and identify in to improvement summit retention cooperation utilized drive Process to involvement Roadway intense differences process customer for • Inquiry’ Roadway group Yellow total cultural a at work for Ensure Opportunities competition Bridge • Collaborative opportunities Utilized scale Basis ? ? • ‘Appreciative ? ? ?

Donald G. Barger, Jr. Senior Vice President and Chief Financial Officer, Yellow Roadway Corporation

23 (1) (2) $90 175 252 14 531 250 150 400 931 (millions) $ Debt Structure All-in cost of debt is approximately 6.2% ABS borrowings Term loan Roadway senior unsecured notes Industrial development bonds Secured debt 5.000% convertible notes 3.375% convertible notes Unsecured debt Total debt $225 million of notes marked to fair value of $252 million as part of purchase accounting Actual amount of total debt at 12/31/03 may vary ?—- Yellow Roadway – (1) (2)

24 <2.00 Estimated 12/31/04 Debt to EBITDA <2.50 Estimated 12/31/03 Key Debt Ratios <45% Estimated 12/31/04 Debt to Capital Yellow Roadway – <50% Estimated 12/31/03

• 25 • Moody’s Baa3 Ba1 Ba1 Ba2 Ratings S&P BBB BBB- BBB BB+ • Credit facility notes – credit rating notes Roadway Secured Corporate Roadway Convertible • ? ? • Yellow

• 26 • Summary • flows costs • Financial 2004 • – cash capital term manage for term free on to Short Longer Roadway Strong Return Synergies ? Ability Momentum • Yellow ? ? ? ? ?

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